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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 5 )*

                              WAYNE BANCORP, INC.
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                                  Common Stock
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                                   944291103
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

Richard Whitman, The Benchmark Company, Inc., 750 Lexington Avenue,
                       New York, NY 10022, (212) 421-4080

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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                          February 25, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746(12-91)
                                  SCHEDULE 13D
CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Dennis Pollack  S. S. #154 42 0566
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /X/
                                                      (b) / /
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3 SEC USE ONLY
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4 SOURCE OF FUNDS
 PF
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                             / /
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
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                           7  SOLE VOTING POWER
NUMBER OF                           5,500
                  -------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  -------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    5,500
PERSON   ----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  -------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     5,500
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                           / /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .246
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14 TYPE OF REPORTING PERSON* IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D
CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 The Benchmark Company, Inc.. 11-2950925
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /X/
                                                      (b) / /
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3 SEC USE ONLY
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4 SOURCE OF FUNDS
  wc
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                            / /
-------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
-------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   37,600
                  -------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  -------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            37,600
PERSON   ----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  -------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     37,600
-------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                           / /
-------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.680%
-------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* BD
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

The statement on Schedule 13D which was filed on August 5, 1996, Amendment #1 filed on August 27, 1996, Amendment #2 filed on September 4, 1996 Amendment #3 filed on October 15, 1996 and Amendment #4 filed on December 23, 1996 on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership ("SIP"), L.P., Lawrence B. Seidman, Individually ("Seidman"), Benchmark Partners LP ("Partners"), The Benchmark Company, Inc. ("TBCI"), Richard Whitman, Individually ("Whitman"), Lorraine Di Paolo ("Di Paolo"), Individually and Dennis Pollack, Individually ("Pollack") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of Wayne Bancorp, Inc., a Delaware Corporation (the "Issuer"), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.


2.       Identity and Background

         Item 2 is amended as follows: (See Item 6(e) below.)

         (a)      Dennis Pollack
         (b)      99 Apple Ridge, Woodcliff Lake, NJ 07675
         (c)      Connecticut Bank of Commerce (Banker)

         (d) During the last five years, Mr. Pollack has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) During the last five years, Mr. Pollack was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S.A.

3.       Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 206,500 Shares owned beneficially by the Reporting Persons on February 25, 1997 was approximately $2,631,036.74 (inclusive of brokerage commissions). Such Shares have been (or will be in the case of transactions which have not yet settled) paid for through working capital, margin accounts and personal funds of the respective partnership and corporate entities, limited liability companies and individual owners.

The purchases of Common Stock by SAL and SAL II were in margin accounts carried by Bear Stearns Securities Corp. In addition to the Common Stock of the Issuer, SAL, SAL II and certain discretionary accounts own other securities in these accounts. This extension of credit was extended in the ordinary course of business. As of February 24, 1997, $431,693.26, and $274,369.18 were borrowed pursuant to a customary margin agreement by SAL and SAL II, respectively, from Bear Stearns Securities Corp.

4.       Purpose of Transaction

On February 14, 1997, Wayne Bancorp, Inc. announced that it had reached an agreement with the Committee to Preserve Shareholder Value (the "Committee") which is comprised of all the Reporting Persons, pursuant to which, among other things, the Issuer will add Dennis Pollack, as requested by the Committee, as a Director to its Board of Directors and the members of the Committee will vote their shares of the Issuer for approval of the Issuer's 1996 Stock-Based Incentive Plan at the Special Meeting of Shareholders and for the Company's Nominees for election as directors at the Issuer's 1997 Annual Meeting of Shareholders. On February 25, 1997, the Shareholders approved the 1996 Stock Based Incentive Plan. Mr. Pollack has agreed to act in concert with the Reporting Persons.

As agreed, Mr. Pollack will be added to the Board at the next Directors' meeting increasing the Board to 10 members. Further, upon termination of William J. Lloyd's next term as a Director or his earlier resignation, the Board will reduce the number of Directors back to nine, or such greater number to reflect any increase in the size of the Board as a result of any acquisition transaction. As a result of the increase in the number of Directors, the Board of Directors will revise its fee arrangement for Directors so that such increase will not increase the total fees owed to Directors.

The Agreement between the Issuer and the Committee also obligates Mr. Seidman and each of the other members of the Committee as follows:

1. The Common Stock of the Issuer owned of record or beneficially by the members of the Committee (the "Committee Stock"), an aggregate of approximately 201,000 shares, or 9% of the outstanding shares, as of the December 2, 1996 Record Date for the Special Meeting, will be voted at the Special Meeting to approve the Incentive Plan.

2. The Committee Stock will be voted in favor of the election of the persons nominated by the Board of Directors of the Company to be elected Directors at the 1997 Annual Meeting of Stockholders.

3. The Committee can solicit proxies and vote for one Director at the Company's 1998 Annual Meeting of Stockholders; and, except for such one Director position, the Committee's Stock will be voted for the election of persons nominated by the Issuer's Board of Directors for the other Directors to be elected at the 1998 Annual Meeting.

4. Except for any solicitation for one Director at the 1998 Annual Meeting, prior to the Issuer's 1999 Annual Meeting of Stockholders, the Committee will not solicit or participate in any solicitations of proxies or consents of stockholders of the Issuer; provided, however, that the Committee is not prevented from engaging in a solicitation in opposition to a solicitation by the Issuer that would involve the acquisition of the Issuer by another person, or the acquisition of more than 25% of the ownership of the Issuer by another person.

5. Members of the Committee, together with their associates and affiliates, and Mr. Pollack will not acquire, directly or indirectly and beneficially or of record, any additional shares of the Company's outstanding Common Stock to the extent that their aggregate ownership would exceed 10% of such outstanding Common Stock; provided, however, such persons are not prevented, in the aggregate, from exceeding the 10% ownership level to the extent repurchases of Common Stock by the Issuer cause their ownership to exceed the 10% level.

6. The members of the Committee will not seek to influence or control the Issuer or its management, business, policies or affairs, except they can seek to influence members of the Board of Directors in their capacity as Directors.

In addition, the Issuer will reimburse the Committee for actual expenses, not to exceed $15,000, incurred by it in connection with its solicitation of proxies for the Special Meeting.

5.       Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on February 25, 1997, the Reporting Persons owned beneficially an aggregate of 206,500 shares of Common Stock, which constituted approximately 9.25% of the 2,231,383 shares of Common Stock outstanding as represented by the Issuer's Proxy Statement dated December 9, 1996.

The Reporting Persons effected no transactions in the Common Stock from December 24, 1996 to February 25, 1997. The transactions effected by Mr. Pollack are disclosed below. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions that have not been previously reported in the Common Stock during the past sixty (60) days.


              No of                         Total
Trade Date    Shares       Price        Cost/(Proceeds)         Entity
10/17/96      1,000       14.125         14,254.50              POLLACK
10/21/96      1,500       13.875         21,004.50              POLLACK
11/6/96       1,000       12.625         12,725.50              POLLACK
11/7/96       2,000       12.625         27,893.25              POLLACK

(d) N/A
(e) N/A

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                  February 25, 1997         ss/Richard Whitman,
                  Date                      Richard Whitman, President
                                            The Benchmark Company, Inc.

                  February 25, 1997         ss/Dennis Pollack
                  Date                      Dennis Pollack, Individually